UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

DR PEPPER SNAPPLE GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26138E109
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,212,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,212,285*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,212,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%**
14	TYPE OF REPORTING PERSON IN
_______
* Includes 10,810,607 shares (the “Swap Shares”) of common stock, par value $0.01 per share (“Common Stock”), of Dr Pepper Snapple Group, Inc. (the “Issuer”) to which certain reporting persons have long economic exposure under cash-settled total return swaps (“Swaps”) entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP, et al. (the “CSX Case”).  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”)) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the “9/30/08 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,212,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,212,285*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,212,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%**
14	TYPE OF REPORTING PERSON IN
_______
* Includes 10,810,607 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,212,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,212,285*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,212,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%**
14	TYPE OF REPORTING PERSON IN
_______
* Includes 10,810,607 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,212,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,212,285*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,212,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 10,810,607 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,212,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,212,285*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,212,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%**
14	TYPE OF REPORTING PERSON OO
_______
* Includes 10,810,607 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,582,206*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,582,206*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,582,206*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.93%**
14	TYPE OF REPORTING PERSON OO
_______
* Includes 10,385,087 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,582,206*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,582,206*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,582,206*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.93%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 10,385,087 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 226,072*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 226,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%**
14	TYPE OF REPORTING PERSON OO
_______
* Includes 137,721 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,879*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,879*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%**
14	TYPE OF REPORTING PERSON OO
_______
* Includes 31,217 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,879*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,879*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 31,217 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,782,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,782,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 1,312,559 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,551,792*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,551,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,551,792*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.37%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 4,054,304 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 226,072*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 226,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 137,721 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,879*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,879*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 31,217 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0485814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,971,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,971,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,971,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 2,741,810 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0545717
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,276,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,276,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,414*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90%**
14	TYPE OF REPORTING PERSON PN
_______
* Includes 2,276,414 Swap Shares to which the reporting person has long economic exposure under Swaps entered into by the reporting person.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 253,685,733 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer’s 9/30/08 10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”), of Dr Pepper Snapple Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5301 Legacy Drive, Plano, Texas  75024.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP LLC”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II GP LLC”), Trian SPV (SUB) II, L.P., a Cayman Islands limited partnership (“SPV II”), Trian SPV (SUB) IV, L.P., a Cayman Islands limited partnership (“SPV IV”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, SPV II and SPV IV is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore, Trian Offshore, SPV II and SPV IV.  Parallel Fund I GP LLC is the general partner of Parallel Fund I. Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund II.  Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II and SPV IV,  and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the “Separate Account”), an indirect subsidiary of Wendy’s/Arby’s Group, Inc. (“Wendy’s/Arby’s”). Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund I GP LLC, Parallel Fund II GP LLC and Trian Management GP are owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II and SPV IV is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore, Trian Offshore, SPV II and SPV IV. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund II GP, which is primarily engaged in the business of serving as the general partner of Parallel Fund II.  Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II, SPV IV and the Separate Account.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SVP II, SPV IV and the Separate Account.  Edward P. Garden’s present principal occupation or employment is serving as Vice Chairman and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II, SPV IV and the Separate Account.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on December 18, 2008, Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II, SPV IV and the Separate Account (collectively, the “Purchasers”) beneficially owned an aggregate of 18,212,285 Shares (the “Subject Shares”).  The Subject Shares include an aggregate of 10,810,607 Shares (the “Swap Shares”) to which the Purchasers (excluding Trian GP) have long economic exposure under cash-settled total return swaps (“Swaps”) entered into by such Purchasers, as further described under Item 6 of this Schedule 13D.  The aggregate purchase price of the Subject Shares (excluding the Swap Shares) was $161.6 million.  The source of the funding for the purchase of such Subject Shares was the respective general working capital of the Purchasers.  In addition, as of December 18, 2008, in connection with their potential obligations under the Swaps, the Purchasers (excluding Trian GP) have posted collateral and maintain additional working capital in an aggregate amount of $244.2 million.

The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”)) solely as a result of the uncertainty created by the decision in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP, et al. (the “CSX Case”).  The Filing Persons disclaim beneficial ownership of the Swap Shares and this Schedule 13D shall not be deemed an admission that the Filing Persons are the beneficial owners of the Swap Shares for any purpose.

Item 4. Purpose of Transaction

The Trian Group first obtained their interests in the Issuer through their acquisition of interests in Cadbury Schweppes plc (“Cadbury”) starting in December 2006, at which time the Issuer’s business was a part of Cadbury.  The Issuer was spun off from Cadbury in May 2008, in connection with which the Trian Group’s interests in Cadbury were converted into separate interests in the Issuer and in Cadbury plc.  Thereafter, the Filing Persons purchased additional interests in the Issuer.  The Trian Group recently increased their interests in the Issuer because they believe that the Shares are currently undervalued in the market place and represent an attractive investment opportunity.  Since the Issuer was spun off from Cadbury and first began trading as a stand-alone public company, total shareholder returns have been approximately -40.7%.  This compares with the S&P 500 Beverages Index and the S&P 500 Consumer Staples Index, where total shareholder returns have been approximately -12.6% and -15.2%, respectively, during that same period.  The Trian Group has met with members of the Issuer’s Board of Directors and management to discuss the Issuer’s business.  During these discussions, the Trian Group communicated their belief and concern that the investment community perceives the Issuer as more of a beverage bottler than a branded beverage company, despite the fact that the Issuer owns its most important brands and therefore, relative to bottlers, has higher margins, higher free cash flow as a percentage of sales and greater control over brand marketing. Furthermore, the Issuer’s bottling division contributed less than 5% to underlying operating profit based on trailing twelve month financials, whereas the balance of underlying operating profit was primarily derived from the sale of branded concentrate and finished goods, which typically enjoy higher margins than many food companies.  The Trian Group also shared during these discussions examples of past investments they (or entities affiliated with them) made in which they had created significant value by working together with management teams to improve operations and free cash flow.   The Trian Group sees opportunities to create value at the Issuer through sharper strategic focus, better operational execution and more efficient uses of capital.  The Trian Group will seek to continue to have discussions with representatives of the Issuer regarding certain operational improvements and changes in strategy that the Filing Persons would like to see implemented in order to increase free cash flow and enhance shareholder value.

The Trian Group intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Shares, the Issuer’s response to the actions suggested by the Trian Group, actions taken by the Board of Directors of the Issuer, other investment opportunities available to the Trian Group, conditions in the securities and capital markets, and general economic and industry conditions, the Trian Group may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: proposing nominees to be added to the Board of the Issuer; communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties about the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; purchasing additional securities of the Issuer; entering into financial instruments or other agreements that increase or decrease the Trian Group’s economic exposure with respect to their investment in the Issuer; selling some or all of the Trian Group’s respective holdings in the Issuer; engaging in any hedging or similar transactions with respect to such holdings; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Trian Group does  not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6 of this Schedule 13D is incorporated by reference in this Item 4 as if restated in full herein.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on December18, 2008, the Trian Group beneficially owned, in the aggregate, 18,212,285 Shares, representing approximately 7.18% of the Issuer’s outstanding Shares (based upon the 253,685,733 Shares stated by the Issuer to be outstanding as of November 7, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).  Such Shares include 7,401,678 Shares directly owned by the Purchasers, representing approximately 2.92% of the Issuer’s outstanding Shares, and 10,810,607 Swap Shares, representing approximately 4.26% of the Issuer’s outstanding Shares.  The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3) solely as a result of the uncertainty created by the decision in the CSX Case.  The Trian Group disclaims beneficial ownership of the Swap Shares and this Schedule 13D shall not be deemed an admission that the members of the Trian Group are the beneficial owners of the Swap Shares for any purpose.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,470,342, 4,497,488, 88,351, 19,662, 1,229,264 and 25 Shares, respectively, except to the extent that other members of the Trian Group as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  In addition, each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II and SPV IV has an interest in 1,312,559, 4,054,304, 137,721, 31,217, 2,741,810 and 2,276,414 Swap Shares, respectively, as further described under Item 6 of this Schedule 13D.  Beneficial ownership of 96,546 Shares and an interest in 256,582 Swap Shares, in each case that are directly held in the Separate Account, is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, SPV II and SPV IV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, SPV II and SPV IV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that the Separate Account directly owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian GP directly and beneficially own. Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any members of the Trian Group, inclusive of the transactions effected through 4:00 pm, New York City time, on December 18, 2008.

(d) Except for the Trian Group, Wendy’s/Arby’s with respect to the Separate Account, and as described under Item 6 of this Schedule 13D, no person is known by the Trian Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Trian Group.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II, SPV IV and the Separate Account entered into Swaps with Merrill Lynch International between October 11, 2007 and March 18, 2008 at references prices ranging from $24.24 to $24.75.  The Swaps constitute long economic exposure to approximately 4.26% notional outstanding Shares in the aggregate (based upon the 253,685,733 Shares stated by the Issuer to be outstanding as of November 7, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).  A portion of the Swaps expire on June 25, 2009 and the remainder of the Swaps expire on September 16, 2010, though all of the Swaps may be terminated by the applicable Trian Entities in whole or in part at any time.  Under the terms of each Swap, on each settlement date applicable to the expiration or earlier termination of such Swap (a "Settlement Date"), (i) the applicable Trian Entity is obligated to pay to the counterparty any negative price performance of the notional number of Shares subject to settlement as of such date, and (ii) the counterparty is obligated to pay to the applicable Trian Entity any positive price performance of the notional number of Shares subject to settlement as of such date.  In addition, on each Settlement Date, (i) the applicable Trian Entity is obligated to pay to the counterparty a financing fee through such date at the rates set forth in the applicable contracts and (ii) the counterparty is obligated to pay to the applicable Trian Entity any dividends that have accrued with respect to the notional number of Shares subject to settlement as of such date.

All balances due under the Swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares.  In addition, the Swaps do not give any of the Filing Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, do not provide the Filing Persons with an option to purchase any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Filing Persons disclaim beneficial ownership (as that term is defined in Rule 13d-3) of the Swap Shares and this Schedule 13D shall not be deemed an admission that the Filing Persons are the beneficial owners of the Swap Shares for any purpose.  The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3) solely as a result of the uncertainty created by the decision in the CSX Case.

In addition to the agreements referenced above, the Filing Persons may from time to time enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount.  The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Except as described herein, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.      Joint Filing Agreement of the Filing Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2008

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) II, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) IV, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.
By: Trian Partners Parallel Fund II GP, L.P.
        its general partner
By: Trian Partners Parallel Fund II General Partner,
LLC, its general partner

By: /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P. By: Trian Partners Parallel Fund II General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Dr Pepper Snapple Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of December, 2008.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) II, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, General Partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) IV, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.
By:  Trian Partners Parallel Fund II GP, L.P.
         its general partner
By:  Trian Partners Parallel Fund II General Partner,
LLC, its general partner

By: /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P. By: Trian Partners Parallel Fund II General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 18, 2008.  Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P	11/10/2008	52,785	22.6457	*
Trian Partners Master Fund, L.P	11/11/2008	16,726	21.6144	*
Trian Partners Master Fund, L.P	12/9/2008	301,432	14.7765	Purchase
Trian Partners Master Fund, L.P	12/10/2008	9,794	15.0063	Purchase
Trian Partners Master Fund, L.P	12/11/2008	211,333	15.3289	Purchase
Trian Partners Master Fund, L.P	12/12/2008	427,878	14.7416	Purchase
Trian Partners Master Fund, L.P	12/15/2008	176,112	15.9393	Purchase
Trian Partners Master Fund, L.P	12/16/2008	140,890	16.0306	Purchase
Trian Partners Master Fund, L.P	12/17/2008	211,333	16.0098	Purchase
Trian Partners Master Fund, L.P	12/18/2008	211,333	16.7777	Purchase

Trian Partners, L.P.	11/10/2008	17,249	22.6457	*
Trian Partners, L.P.	11/11/2008	5,465	21.6144	*
Trian Partners, L.P.	12/9/2008	98,960	14.7765	Purchase
Trian Partners, L.P.	12/10/2008	3,214	15.0063	Purchase
Trian Partners, L.P.	12/11/2008	69,381	15.3289	Purchase
Trian Partners, L.P.	12/12/2008	140,473	14.7416	Purchase
Trian Partners, L.P.	12/15/2008	57,817	15.9393	Purchase
Trian Partners, L.P.	12/16/2008	46,254	16.0306	Purchase
Trian Partners, L.P.	12/17/2008	69,381	16.0098	Purchase
Trian Partners, L.P.	12/18/2008	69,381	16.7777	Purchase

Trian Partners Parallel Fund I, L.P.	11/10/2008	1,599	22.6457	*
Trian Partners Parallel Fund I, L.P.	11/11/2008	506	21.6144	*
Trian Partners Parallel Fund I, L.P.	12/9/2008	9,274	14.7765	Purchase
Trian Partners Parallel Fund I, L.P.	12/10/2008	301	15.0063	Purchase
Trian Partners Parallel Fund I, L.P.	12/11/2008	6,502	15.3289	Purchase
Trian Partners Parallel Fund I, L.P.	12/12/2008	13,164	14.7416	Purchase
Trian Partners Parallel Fund I, L.P.	12/15/2008	5,418	15.9393	Purchase
Trian Partners Parallel Fund I, L.P.	12/16/2008	4,334	16.0306	Purchase
Trian Partners Parallel Fund I, L.P.	12/17/2008	6,502	16.0098	Purchase
Trian Partners Parallel Fund I, L.P.	12/18/2008	6,502	16.7777	Purchase

Trian Partners Parallel Fund II, L.P.	11/10/2008	355	22.6457	*
Trian Partners Parallel Fund II, L.P.	11/11/2008	112	21.6144	*
Trian Partners Parallel Fund II, L.P.	12/9/2008	2,059	14.7765	Purchase
Trian Partners Parallel Fund II, L.P.	12/10/2008	66	15.0063	Purchase
Trian Partners Parallel Fund II, L.P.	12/11/2008	1,444	15.3289	Purchase
Trian Partners Parallel Fund II, L.P.	12/12/2008	2,924	14.7416	Purchase
Trian Partners Parallel Fund II, L.P.	12/15/2008	1,203	15.9393	Purchase
Trian Partners Parallel Fund II, L.P.	12/16/2008	962	16.0306	Purchase
Trian Partners Parallel Fund II, L.P.	12/17/2008	1,444	16.0098	Purchase
Trian Partners Parallel Fund II, L.P.	12/18/2008	1,444	16.7777	Purchase

TCMG-MA, LLC	11/10/2008	2,812	22.6457	*
TCMG-MA, LLC	11/11/2008	891	21.6144	*
TCMG-MA, LLC	12/9/2008	16,175	14.7765	Purchase
TCMG-MA, LLC	12/10/2008	525	15.0063	Purchase
TCMG-MA, LLC	12/11/2008	11,340	15.3289	Purchase
TCMG-MA, LLC	12/12/2008	22,961	14.7416	Purchase
TCMG-MA, LLC	12/15/2008	9,450	15.9393	Purchase
TCMG-MA, LLC	12/16/2008	7,560	16.0306	Purchase
TCMG-MA, LLC	12/17/2008	11,340	16.0098	Purchase
TCMG-MA, LLC	12/18/2008	11,340	16.7777	Purchase

* Represents a partial unwind of an outstanding Swap with respect to the number of underlying reference Shares set forth in the table.